EXHIBIT 21.2

List of Subsidiaries of Summit Hotel OP, LP.

Name	State of Incorporation or Organization
1. Summit Hotel TRS, Inc.	Delaware
2. Summit Hotel TRS II, Inc.	Delaware
3. Summit Hospitality I, LLC	Delaware
4. Summit Hospitality V, LLC	South Dakota
5. Summit Hospitality VI, LLC	Delaware